FOR IMMEDIATE RELEASE               Contact - Guy T. Marcus
January 6, 1995                     Vice President-Inv. Rel.
                                    (214) 978-2691

               HALLIBURTON OUTSOURCING CONTRACTS
             FOR INFORMATION TECHNOLOGY REQUIREMENTS

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that its Halliburton Energy Services business segment has entered into contracts with three firms to outsource substantially all its information technology requirements. The contracts are for a ten-year period and represent estimated expenditures of $500 million over the life of the contracts.

     Andersen Consulting has been selected for the applications maintenance function contract. I-Net, Inc. has been chosen to manage the desktops, local area network and global telecommunications network services. The data center functional area has been outsourced to Power Computing Company.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "Halliburton Energy Services has entered into the contracts for the purpose of obtaining a combination of lower costs while enhancing information technology services. The three companies are industry leaders in the areas of expertise for which they were selected. Halliburton Energy Services will retain overall information technology management and engineering systems responsibilities."

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     Halliburton Company is one of the world's largest
diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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